EXHIBIT 99.60

Mercator Minerals Appoints New Chief Financial Officer

Vancouver, British Columbia January 17, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) is pleased to  announce the appointment of Mr. Mark W. Distler, CPA., as Chief Financial Officer of the Company effective January 15, 2011.

Mr. Distler possesses senior-level financial executive experience, including positions with publicly listed mining companies, Frontera Copper Corporation and Freeport-McMoRan (Phelps Dodge Corporation).  Mr. Distler holds both a Bachelor of Science in Accounting and has been a Certified Public Accountant since 1989.

Mr. Distler takes over from Mr. Raymond R. Lee, who has been with Mercator since 2000 serving as a Director since 2000 and as its CFO from 2002 to present, and was one of the founders of the Company. Mr. Lee is retiring from the position of CFO but will continue as an advisor to the company and remains on the Board of Directors.  Mike Surratt, President and CEO of Mercator stated, "The Board of Directors and I appreciate the contributions Ray has made during the years, from the start up of the Company, through the planning, construction and operation of the Mineral Park Mine. Ray has been a tremendous asset, and on behalf of the Board of Directors, I thank him for his outstanding service and contributions to Mercator over the years.”

Mr. Surratt continued, “I am also pleased to welcome Mark to our team.  His experience in the mining industry, both in Mexico and the United States, will further enhance the Company’s management team as we complete the expansion at Mineral Park, develop and commence construction of the El Pilar copper project."

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.